August 19, 2024

Simeon M. Kohl
Chief Executive Officer
Performant Financial Corp
900 South Pine Island Road
Plantation, Florida 33324

       Re: Performant Financial Corp
           Registration Statement on Form S-3
           Filed August 14, 2024
           File No. 333-281532
Dear Simeon M. Kohl:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David E. Lillevand, Esq.